Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza New York, NY 10004-1980 Tel: 212.859.8000 Fax: 212.859.4000 www.friedfrank.com

Direct Line: (212) 859-8156 Email: paul.reinstein@friedfrank.com

November 28, 2012

Via EDGAR and FEDEX

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JDA Software Group, Inc.
Schedule TO-T filed by RP Crown Acquisition Sub, LLC, RP Crown Parent, LLC,
RP Crown Holding, LLC, RP Holding, L.L.C., RedPrairie Holding, Inc.,
New Mountain Partners III, L.P.,
New Mountain Capital, L.L.C.
Filed November 15, 2012
Amendment No. 1 to Schedule TO-T
Filed November 20, 2012
File No. 005-49467

Dear Ms. Duru:

On behalf of each of RP Crown Parent, LLC (“Parent”), RP Crown Acquisition Sub, LLC (“Purchaser”), RP Crown Holding, LLC (“Holdco”), RP Holding, L.L.C. (“RP LLC” and together with Purchaser, Parent and Holdco, the “Offerors”), RedPrairie Holding, Inc. (“RHI”), New Mountain Partners III, L.P. (“NMP”), and New Mountain Capital, L.L.C. (“NMC” and together with the Offerors, RHI and NMP, the “Filing Persons”), set forth below is the Filing Persons’ response to the comment letter, dated November 21, 2012 (the “Comment Letter”), provided by the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Filing Persons regarding the above referenced Schedule TO-T filed with the Commission on November 15, 2012 (as the same has been and may be amended or supplemented, the “Schedule TO”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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Fried, Frank, Harris, Shriver & Jacobson LLP

Ms. Mellissa Campbell Duru	November 28, 2012

We also describe below the changes that we have made in response to the Staff’s comments in Amendment No. 4 to the Schedule TO (“Amendment No. 4”), which amendment is being filed concurrently with this response letter. For your convenience, the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Filing Persons’ response. The Filing Persons will also provide the Staff courtesy copies of Amendment No. 4 as filed. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase filed with the Commission on November 15, 2012 (the “Offer to Purchase”) as Exhibit (a)(1)(A) to the Schedule TO.

Comment No. 1: Please refer to disclosure regarding the Financing Proceeds Condition. Notwithstanding the bidders’ receipt of debt financing commitments, the inclusion of the Financing Proceeds Condition subjects the offer to a financing condition. Generally, when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Parent and the other Filing Persons acknowledge that upon the satisfaction or waiver of the Financing Proceeds Condition, they will promptly file an amendment to the Schedule TO in accordance with Rule 14d-3(b)(1) disclosing this change and confirm that they will disseminate this disclosure in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). The Filing Persons confirm that five business days will remain in the Offer following this disclosure or that the Offer will be extended so that at least five business days remain in the Offer.

Comment No. 2: We refer to disclosure on page S-3 in which you state your belief that your financial condition is not relevant to shareholders’ decision to tender. Please refer to Instruction 2 to Item 10 of Schedule TO. It does not appear that the safe harbor noted therein applies because you have included a financing condition in your offer. Please revise to include financial statements or advise us further as to why you believe such information is not material.

For the reasons set forth in the disclosure on page S-3 of the Offer to Purchase, Parent and Purchaser do not believe that the financial statements of the Offerors are material to shareholders’ decisions to tender. In addition, as discussed in response to

Fried, Frank, Harris, Shriver & Jacobson LLP

Ms. Mellissa Campbell Duru	November 28, 2012

Comment 1 above, the Financing Proceeds Condition will be satisfied or waived at least five business days prior to the final expiration of the Offer. Upon such satisfaction or waiver, the “safe harbor” available pursuant to Instruction 2 to Item 10 of Schedule TO will be applicable because (1) the consideration offered in the Offer consists solely of cash, (2) the Offer will not be subject to any financing condition, and (3) the Offer is for all outstanding securities of the Company.

Comment No. 3: Purchaser and Parent have reserved the right to extend the offer if the Financing Proceeds Condition is waived, is not met as of the scheduled expiration date or is satisfied at a time when there are less than five business days remaining until expiration of the offer. It is not clear whether the filing persons have merely reserved the right to extend or, consistent with [clause] (ii) of the answer [under the subheading “Can the Offer be extended . . .” on page S-4 of the Offer to Purchase], would extend the offer. Consistent with prior comment 1, please supplement (ii) to clarify the filing persons’ understanding that they would extend the offer if the Financing Proceeds condition is waived or satisfied at a time when there is less than five business days remaining in the offer.

In response to the Staff’s comment and as provided in Amendment No. 4, the Filing Persons have revised clause (ii) of the answer under the subheading “Can the Offer be extended . . .” on page S-4 of the Offer to Purchase to clarify that Purchaser and Parent will extend the Offer if the Financing Proceeds Condition is waived or satisfied at a time when there is less than five business days remaining in the Offer.

Comment No. 4: We refer to the non-GAAP financial measures provided to you by the company that are presented in this section. Please refer to Regulation G and advise us of the consideration you have given to providing the reconciliation called for by Rule 100(a) and/or provide us with an explanation of why such reconciliation cannot be provided without unreasonable effort.

Amendment No. 4 amends and supplements Section 7 of the Offer to Purchase filed on Schedule TO with the Commission on November 15, 2012 by providing a reconciliation of the non-GAAP measures included in the financial projections disclosed in the Offer to Purchase to the most directly comparable GAAP measures.

Comment No. 5: Please supplement the disclosure to describe all negotiations that preceded the bidders’ decision to have Mr. Brewer serve as the CEO and director of the post-merger company. Please also describe material discussions regarding employment, compensation and equity arrangements, if any, that were negotiated with the other executives of the company who will continue to serve in the post-merger company.

Fried, Frank, Harris, Shriver & Jacobson LLP

Ms. Mellissa Campbell Duru	November 28, 2012

Other than the discussions disclosed in Section 10 of the Offer to Purchase, there were no negotiations concerning Mr. Brewer’s continued service as CEO and director of the post-merger company prior to the commencement of the Offer. In addition, there were no material discussions prior to commencement of the Offer regarding post-merger employment, compensation or equity arrangements with the other executives of the Company.

Comment No. 6: Please supplement the disclosure in the background section to more clearly outline any material items discussed on September 6 and 19, 2012 (relating to the business of the company, product development and potential synergies) and October 22, 2012 (with respect to any material items discussed relating to issues in the draft merger agreement). If there were any discussions related to the valuation of the company stemming from these discussions in periods preceding the October 8, 2012 submission, please describe.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in “Section 10 – Background of the Offer; Past Contacts or Negotiations with the Company – Background of the Offer” as provided in Amendment No. 4.

The Filing Persons confirm that there were no discussions between the Filing Persons and the Company related to the valuation of the Company stemming from the discussions held on September 6 and September 19, 2012 during the periods preceding the October 8, 2012 submission of a preliminary, non-binding indication of interest.

Comment No. 7: Please refer to condition (d)(iii). A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The condition also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether the company has failed to perform or comply in all material respects with its obligations under the Merger Agreement is left to the sole discretion of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged.

The closing conditions set forth in Section 15 of the Offer to Purchase were negotiated by the Company, Parent and Purchaser in the Merger Agreement. Under the terms of the Merger Agreement, any determination as to whether the Company has failed to perform or comply in all material respects with its obligations under the

Fried, Frank, Harris, Shriver & Jacobson LLP

Ms. Mellissa Campbell Duru	November 28, 2012

Merger Agreement is not left to the sole discretion of the Filing Persons. To the contrary, if there were any dispute as to whether the non-satisfaction of the condition was properly asserted in accordance with the terms of the Merger Agreement , that determination would be made by the Delaware courts. Nevertheless, the Purchaser confirms that any determination by Purchaser to assert the non-satisfaction of condition (d)(iii) will be made in Purchaser’s reasonable discretion.

Comment No. 8: When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

The Filing Persons understand and acknowledge that their decision to proceed with the Offer after they have knowledge that a condition is triggered constitutes a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the Offer, that they may be required to extend the Offer and re-circulate a new disclosure to security holders.

Comment No. 9: When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

The Filing Persons understand and acknowledge that when an Offer condition is triggered during the Offer period and before the expiration of the Offer, the Filing Persons should inform holders of securities how they intend to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Comment No. 10: In the sentence following the list of conditions, you disclose that the “foregoing conditions” are in addition to any other rights the parties have as specified in the Merger Agreement. Please revise the disclosure document delivered to shareholders to include all conditions that would apply to the Offer.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Section 15 of the Offer to Purchase entitled “Certain Conditions of the Offer” by adding language to the end of the penultimate paragraph of Section 15 as set forth in Amendment No. 4.

* * *

Fried, Frank, Harris, Shriver & Jacobson LLP

Ms. Mellissa Campbell Duru	November 28, 2012

In connection with the Comment Letter, each of the Filing Persons hereby acknowledges the Staff’s position that (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 859-8156.

Respectfully submitted,

/s/ Paul M. Reinstein
Paul M. Reinstein

Enclosure

cc:	Laura Fese, Esq.

Abigail Bomba, Esq.